GRUPO FINANCIERO/GALICIA

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

  GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER
                            ENDED SEPTEMBER 30, 2006

     o (Buenos Aires, Argentina, November 10, 2006) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange:
          GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2006, ended September 30, 2006.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2006

     o Net income for the third quarter ended September 30, 2006 was Ps.33.2 million, or Ps.0.027 per share, equivalent to Ps.0.27 per ADS.

     o This result was mainly generated by the financial income from the holding of negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. ("the Bank").

     o The Bank's net income for the quarter was Ps.8.8 million. Excluding the losses from the adjustment to the valuation of public-sector assets, the Bank's adjusted net income was Ps.40.2 million.

     o The Bank continued working in a context of increasing level of activity, with deposits and loans to the private sector growth rates higher than the financial system as a whole (31.6% and 39.5% in the last twelve months respectively).

     o The table below shows per-share result information, based on Grupo Galicia's financial statements.

                                                                                           In pesos
                                                                              ---------------------------------
                                              FY 2006           FY 2005             nine months ended at:
                                          ---------------   ---------------   ---------------------------------
                                                3 Q              3 Q
EARNINGS PER SHARE                           09/30/06          09/30/05           09/30/06         09/30/05
---------------------------------------   ---------------   ---------------   ---------------   ---------------
Total Average Shares (in thousands)             1,239,793         1,241,407         1,240,840         1,241,407
Total Shares Outstanding (in thousands)         1,239,793         1,241,407         1,239,793         1,241,407
  Book Value per Share                              1.371             1.288             1.371             1.288
  Book Value per ADS(*)                            13.710            12.880            13.710            12.880
  Earnings per Share                                0.027             0.021             0.059             0.064
  Earnings per ADS(*)                               0.270             0.210             0.590             0.640

(*) 1 ADS = 10 ordinary shares

     o The "Total Shares Outstanding" line of the previous table includes a smaller number of shares because the Bank owned 1.6 million shares of Grupo as a consequence of the liquidation of a financial trust. These shares were sold during October 2006.

     o Grupo Galicia's net income for the third quarter represents an annualized return of 0.66% on average assets and of 7.88% on average shareholders' equity.

                                                               Percentages
                                           -------------------------------------------------
                                            FY 2006      FY 2005      nine months ended at:
                                           ----------   ----------   -----------------------
                                              3 Q          3 Q
PROFITABLITIY                               09/30/06     09/30/05     09/30/06     09/30/05
----------------------------------------   ----------   ----------   ----------   ----------
Return on Average Assets(*)                      0.66         0.54         0.50         0.60
Return on Average Shareholders Equity(*)         7.88         6.70         5.94         6.84

(*) Annualized.

NET INCOME BY BUSINESS
----------------------

     o    The table below shows a breakdown of net income by business.

     o The "Income from stake in Sudamericana Holding" line includes such company's results for the quarter ended June 30, 2006 and its goodwill amortization.

     o The "Income from stake in Galicia Warrants" line includes such company's results for the third quarter.

     o The "Other income GFG" line includes the financial income from Grupo Galicia's holdings of the negotiable obligations issued by the Bank (negotiable obligations due in 2014 and in 2019 with a US$105 million and US$6 million face value respectively) and the administrative expenses.

     o The income tax corresponds mainly to the profit related to the financial income previously mentioned.

                                                                  in millions of pesos
                                                    ------------------------------------------------
                                                           FY 2006            nine months ended at:
                                                    ====================    ========================
NET INCOME BY BUSINESS                               3RD. Q      2ND. Q      09/30/06      09/30/05
-------------------------------------------------   --------    --------    ----------    ----------
Income from stake in Banco Galicia (93.6%)               8.3         2.9         (16.1)        165.9
Income from stake in Sudamericana Holding (87.5%)        2.4         3.8           7.0           7.4
Income from stake in Galicia Warrants (87.5%)            0.4         0.1           0.6          (0.1)
Income from stake in Net Investment (87.5%)                -        (0.4)         (0.6)         (1.0)
Income from stake in Galval(100%)                        0.2         0.8           1.0          (0.3)
Deferred tax adjustment                                  1.4         3.0           5.8          (6.0)
Adjustment of treasury shares                              -        (3.1)         (3.1)            -
Other Income GFG                                        32.1        72.9         122.1        (123.4)
Income tax                                             (11.6)      (25.6)        (43.4)         37.1
Net Income for the period                               33.2        54.4          73.3          79.7

SHAREHOLDERS' MEETING

     o On October 11, 2006 the Company celebrated a Shareholders' Meeting which authorized Grupo to approve an increase of up to 100 million shares in the capital stock of its principal subsidiary, the Bank. The Board of Directors was authorized to exercise the preemptive and accretion rights either totally or partially and to subscribe the capital increase with negotiable obligations issued by the Bank.

CONFERENCE CALL

On Monday November 13, 2006, at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), Grupo Galicia will host a conference call to review this results.

The call-in number is: (719) 457-2617

If you are unable to participate in the call, a replay will be available from Monday, November 13, 2006, at 12:30 P.M. Eastern Standard Time until Friday, November, 17, 2006, at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 3824648.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and Grupo Galicia's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), the Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                    In millions of pesos
                                         ------------------------------------------------------------------------
                                          09/30/06        06/30/06       03/31/06       12/31/05       09/30/05
                                         ------------   ------------   ------------   ------------   ------------
CASH AND DUE FROM BANKS                       1,629.4        1,334.9        1,244.7        1,041.2          995.9
GOVERNMENT AND CORPORATE SECURITIES           3,456.4        4,241.5        4,168.2        5,971.8        5,556.2
LOANS                                        11,149.7       10,761.0       10,285.2       10,555.2        9,968.6
OTHER RECEIVABLES RESULTING FROM
 FINANCIAL BROKERAGE                          7,187.0        6,166.8        6,647.5        6,162.4        6,904.5
EQUITY IN OTHER COMPANIES                        64.4           63.1           74.2           85.1           84.9
BANK PREMISES AND EQUIPMENT,
 MISCELLANEOUS AND INTANGIBLE ASSETS          1,229.9        1,200.2        1,181.3        1,173.7        1,184.6
OTHER ASSETS                                    731.7          741.4          742.1          646.3          558.2
TOTAL ASSETS                                 25,448.5       24,508.9       24,343.2       25,635.7       25,252.9
DEPOSITS                                     10,412.7        9,703.3        8,930.3        8,421.7        8,027.2
  - Non-Financial Government Sector              62.7           66.0           59.9           90.3           92.4
  - Financial Sector                            199.3          315.3            4.9            6.2            8.3
  - Non-Financial Private Sector and
     Residents Abroad                        10,150.7        9,322.0        8,865.5        8,325.2        7,926.5
      - Current Accounts                      1,790.9        1,754.6        1,606.3        1,639.8        1,505.2
      - Savings Accounts                      2,367.8        2,307.7        2,293.0        2,211.4        2,094.3
      - Time Deposits                         5,638.0        4,915.9        4,650.9        4,186.0        4,075.2
      - Investment Accounts                       4.0            0.1            0.1            0.2            0.2
      - Other                                   222.7          206.4          193.4          192.6          168.2
      - Accrued interest and quotation
         diferences payable                     127.3          137.3          121.8           95.2           83.4
OTHER BANKS AND INTERNATIONAL
 ENTITIES                                     1,136.7          999.9        1,097.0          982.5          942.5
NEGOTIABLE OBLIGATIONS                        3,294.7        3,572.0        3,502.3        3,483.5        3,377.6
OTHER LIABILITIES                             8,746.4        8,416.1        9,056.0       10,975.7       11,167.1
MINORITY INTERESTS                              157.9          150.7          145.1          145.5          139.3
TOTAL LIABILITIES                            23,748.4       22,842.0       22,730.7       24,008.9       23,653.7
SHAREHOLDERS' EQUITY                          1,700.1        1,666.9        1,612.5        1,626.8        1,599.2
INFLATION AND EXCHANGE RATE
  Retail Price Index (%) (**)                    2.09           1.94           2.90           3.13           2.63
  Wholesale Price Index (%) (**)                 1.29           2.58           2.30           2.37           4.45
  C.E.R. (%) (**)                                1.65           2.65           2.96           3.04           2.41
  Exchange Rate ($/U$S) (***)                  3.1043         3.0848         3.0808         3.0315         2.9125

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***)Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                       In millions of pesos
                                                ------------------------------------------------------------------
Quarter ended:                                   09/30/06      06/30/06      03/31/06      12/31/05      09/30/05
---------------------------------------------   ----------    ----------    ----------    ----------    ----------
FINANCIAL INCOME                                     534.3         631.6         655.2         679.0         558.2
  - Interest on Loans to the Financial
     Sector                                            0.6           0.7           0.6           0.6           0.6
  - Interest on Overdrafts                            20.6          15.9          12.2          11.6          11.1
  - Interest on Notes                                 51.5          48.2          42.8          33.6          34.0
  - Interest on Mortgage Loans                        19.0          16.2          14.5          14.1          18.9
  - Interest on Pladge Loans                           2.0           4.1           3.8           3.3           2.8
  - Interest on Credit Card loans                     65.2          65.4          60.9          61.6          55.3
  - Interest on Other Loans                           27.1          22.5          19.7          14.4           8.5
  - Net Income from Government and
     Corporate Securities                             86.6         154.2          86.8         126.6          52.5
  - On Other Receivables Resulting from
     Financial Brokerage                              48.2          45.0          44.0          45.6          41.5
  - Net Income from Guaranteed Loans-Decree
     1387/01                                          51.9          43.5          52.8          54.1          52.9
  - Adjustment by application of adjusting
     index                                           121.4         181.6         277.6         275.7         252.6
  - Other                                             40.2          34.3          39.5          37.8          27.5
FINANCIAL EXPENSES                                   427.9         453.1         547.9         496.4         441.8
  - Interest on Demand Accounts Deposits               5.1           5.4           6.3           4.6           4.4
  - Interest on Saving Accounts Deposits               1.2           1.0           0.7           1.1           1.2
  - Interest on Time Deposits                         89.0          66.1          51.4          46.1          37.4
  - Interest on Loans from Financial Sector            1.1           1.4           1.6           1.7           1.0
  - For other Liabilities resulting from
     Financial Brokerage                              75.8          80.6          83.4          71.6          67.6
  - Other interest                                    77.7          59.2          77.8          84.2          83.7
  - Adjustment by application of adjusting
     index                                           121.8         182.3         266.9         264.7         228.5
  - Other                                             56.2          57.1          59.8          22.4          18.0
GROSS BROKERAGE MARGIN                               106.4         178.5         107.3         182.6         116.4
PROVISIONS FOR LOAN LOSSES                            20.6          34.5          29.5          21.2          14.5
INCOME FROM SERVICES, NET                            173.6         158.6         147.0         143.3         129.2
ADMINISTRATIVE EXPENSES                              253.4         227.1         215.7         222.1         197.0
  - Personnel Expenses                               128.6         124.3         107.4         108.9         100.3
  - Directors' and Syndics' Fees                       1.8           1.2           1.0           1.8           1.1
  - Other Fees                                         9.5           9.7           7.0          10.8           7.4
  - Advertising and Publicity                         25.3          12.3          20.9          21.0          18.7
  - Taxes                                             13.1          11.2          11.2          11.4           9.6
  - Other Operating Expenses                          55.1          51.9          51.9          51.7          48.1
  - Other                                             20.0          16.5          16.3          16.5          11.8
MINORITY INTEREST                                     (7.3)         (6.7)         (3.7)         (6.2)         (6.4)
INCOME FROM EQUITY INVESTMENTS                         2.6          (9.9)         (5.9)          1.2           2.9
NET OTHER INCOME                                      57.1          32.3           4.9         (35.2)         10.6
INCOME TAX                                            25.2          36.8          18.7          14.9          14.7
NET INCOME                                            33.2          54.4         (14.3)         27.5          26.5

(*) Grupo Financiero Galicia, consolidated with subsidiary companies ( Art. 33 - Law 19550).